July 19, 2022

David Gessert and Eric Envall

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Via email to: cffinance@sec.gov

Re: Request for Withdrawal

To the Division of Corporation Finance:

I am acting as counsel to US CAPITAL GLOBAL LENDING, LLC (the “Company”). I discussed with Eric Envall on July 18, 2022, that the Company wishes to withdraw  the 1-A filing with File# 024-11938  because an 1-A/A amendment has been submitted to file# 024-11800. The new submission was submitted in error.

Please let me know if you need anything further in regard to this request.

Martin Sances, Esq.

61 AVENIDA DE ORINDA, SUITE E, ORINDA, CA 94563

(415) 531-5654 / WWW.SANCESLAW.COM